EXECUTION COPY

Total No. of Pages: 5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 20, 2002

Commission file number: **0-30924**

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

MARCONI STREAMLINES ACCESS SYSTEMS BUSINESS; RE-AFFIRMS COMMITMENT TO ACCESS MARKET WORLDWIDE

London – 20 March 2002 – Marconi plc (London and NASDAQ: MONI) today provided an update on its access systems business and re-affirmed its commitment to the access market worldwide.

On 15 January 2002, the Group announced cost reduction actions to target additional savings of £200m by the end of the financial year to March 2003.

As part of the plan to achieve these additional savings, the Group has undertaken an in-depth review of its complete portfolio of access solutions. This review was based on an evaluation of the forecast levels and timing of returns on investment (ROI) and the cash generation potential of each product line.

Marconi remains committed to providing access solutions to its customers world-wide as a strong complement to its optical and switching solutions for core broadband networks. However, following the review, the Group will streamline its portfolio of access-specific technologies in order to refocus research and development expenditure on areas of expected higher growth and higher ROI and to improve profitability and cash generation in its Access business as a whole.

Future research and development in Access will be focused on Marconi's recently launched High Density DSLAM and Access Hub platform, as well as its fixed wireless point-to-multi-point access product ranges (Skyband MDRS and MDMS). The Group will continue to vigorously pursue sales opportunities and offer full support, care and maintenance for its existing copper and first-generation fibre access products but will undertake no further investment in next generation upgrades to these products. In addition, Marconi will scale back or suspend investment in projects where forecast returns are low in the short to medium term. In particular, Marconi will continue to support on-going trials of its next generation Fiber-to-the-Home solution but will discontinue further R&D efforts at this time. Marconi is also exploring options for the future of its wireless access (WipLL) product platform, including potential partnering or sale.

This refocusing is not expected to have a material impact on sales and the resulting estimated cost savings are an integral part of achieving the Group's previously stated target to reduce annual operating expenses in the Core business to £870 million by the end of March 2003.

Further details of the refocused Access business are available in a presentation for industry analysts published on Marconi's web-site this morning:

www.marconi.com/media/Marconi_Access_Strategy.pdf

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Contacts

David Beck/Joe Kelly
Public Relations
Marconi plc
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi plc
+44 (0) 207 306 1735
heather.green@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________________

Name: N C Porter

Title: Secretary

Date: March 20, 2002